

May 7, 2013

<u>Via E-Mail</u>
Kenton J. King
Skadden Arps Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

>   **Re: Tessera Technologies, Inc.**
>   **DEFA14A filed May 3, 2013**
>   **File No. 0-50460**

Dear Mr. King:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow.

1. Refer to the Letter to Stockholders and Proxy Supplement dated May 3, 2013. Those materials describe the Board's decision to increase the number of Board seats that will be open for election at the annual Meeting from six to eight seats. This decision is presented as a means to ensure that Starboard would have at least two nominees elected to the Board under the plurality voting standard in effect for this election. Revise to clarify that this change also effectively ensures that at least two of your own nominees will be elected to the Board, in the event Starboard's six nominees are elected and Starboard maintains its current position of not running two additional candidates.

2. See our last comment above. In your response letter, tell us your authority under Delaware law for taking this action, and indicate whether, in your view, there are limits on the Board's ability to expand the number of nominees to be voted upon. For example, could the Board have chosen to expand the size of the Board to ten seats? Twelve?

3. Your supplement states that the Board has waived as to Starboard only the advance notice provisions of Tessera's governing instruments to allow Starboard to nominate two additional persons for election to the Board. In your response letter, explain your authority to waive the advance notice provisions of the Company's bylaws as to a particular party only.

4. We also note the disclosure that you recently approached Starboard about using a universal proxy card to permit shareholders to vote for both sides' nominees on a single card. Explain why you did not initially support the use of a universal proxy card, but

came to support it during the course of this contest. What changed to cause you to advocate for a universal proxy card?

5. Rule 14a-4(d)(1) states that no proxy shall confer authority to vote for the election of any person to any office for which a bona fide nominee has not been named in the proxy statement. Your revised proxy card provides a means for shareholders to write in additional nominees beyond the six Company nominees named in your proxy statement, up to eight individuals for which you seek proxy authority to vote at the meeting. How is this consistent with Rule 14a-4(d)(1)?

Given the nature of some of the comments above and the meeting date later this month, please respond promptly. We may have additional comments after reviewing your responses. If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Bernard Cassidy (via email)